Filed Pursuant to Rule 433

Registration Statement No. 333-208501

February 15, 2016

Honeywell International Inc.

Pricing Term Sheet

Floating Rate Senior Notes due 2018

Issuer:	Honeywell International Inc.
Trade Date:	February 15, 2016
Original Issue/Settlement Date:**	February 22, 2016 (T+5)
Security Type:	Senior Unsecured
Offering Format:	SEC Registered
Principal Amount:	€1,000,000,000
Coupon:	Floating: Three-month EURIBOR plus 0.500% per annum
Stated Maturity Date:	February 22, 2018
Issue Price:	100.000%
Reference Rate:	Three-month EURIBOR
Floating Rate Spread:	+ 50 bps
Initial Interest Rate:	Will be determined two TARGET days prior to February 22, 2016 based on three-month EURIBOR plus Floating Rate Spread
Minimum Interest Rate:	0.000% per annum
Interest Payment Dates:	February 22, May 22, August 22 and November 22 of each year, commencing May 22, 2016
CUSIP/ISIN/Common Code:	438516 BE5 / XS1366026323 / 136602632
Expected Ratings:*	A2/A/A
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Day Count Convention:	Actual / 360
Listing:	Application will be made to list the notes on the New York Stock Exchange
Stabilization:	Stabilization/FCA
Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited Goldman, Sachs & Co. Merrill Lynch International
Senior Co-Managers:	Mizuho International Plc Morgan Stanley & Co. International plc Société Générale Wells Fargo Securities International Limited
Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

BNP Paribas

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

J.P. Morgan Securities plc

RBC Europe Limited

The Royal Bank of Scotland plc

SMBC Nikko Capital Markets Limited
Standard Chartered Bank

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made to investors on or about February 22, 2016, which will be the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of the prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of the prospectus supplement or the next succeeding business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus and the accompanying prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the accompanying prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling Barclays Bank PLC at (888) 603-5847 (toll free), Citigroup Global Markets Limited at (800) 831-9146 (toll free), Goldman, Sachs & Co. at (866) 471-2526 (toll free) or Merrill Lynch International at (800) 294-1322 (toll free).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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